March 14, 2025

Megan Bombick
Associate General Counsel, Securities & Corporate Secretary
United States Steel Corporation
600 Grant Street, Suite 1881
Pittsburgh, PA 15219

       Re: United States Steel Corporation
           Preliminary Proxy Statement on Schedule 14A filed March 7, 2025 File No. 001-16811
Dear Megan Bombick:

        We have reviewed your filing and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 7, 2025
General

1.     Disclosure throughout the proxy statement references the    pending
merger with
       Nippon Steel    or similar language suggesting that such merger may
still occur. It is
       our understanding that:
           a closing condition to the Merger Agreement includes clearance of the Merger by
           the Committee on Foreign Investment in the United States (   CFIUS
);
           on December 23, 2024, CFIUS notified President Biden by letter that it was unable to reach a conclusive determination as to whether Nippon Steel should be permitted to acquire the Company, referring the final decision to President Biden;
           on January 3, 2025, President Biden issued an executive order blocking the transaction, citing national security concerns and the importance of preserving the domestic steel industry, and requiring the parties to abandon the Merger
           Agreement within 30 days; and
           the current administration has made public statements suggesting that it does not support a control acquisition of the Company by Nippon Steel.

       With a view towards enhanced disclosure and so that shareholders may have sufficient
 March 14, 2025
Page 2

       information in order to make a fully informed voting decision on the election of directors, the approval of compensation paid to certain executive officers, and the approval of the 2016 incentive compensation plan, please advise what consideration the Company has given to including disclosure regarding the current status of the
       Merger and the merger litigation, the likelihood the Merger will be consummated in
       light of President Biden   s executive order, and the Company   s
rationale for pursuing
       such litigation rather than terminating the merger agreement and collecting a $565 million termination fee from Nippon Steel.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions
cc:   Josh Cammaker